UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170173

DIVISION OF
CORPORATION FINANCE

February 22, 2017

Steven M. Haas
Hunton & Williams LLP
shaas@hunton.com

Re: Great Plains Energy Incorporated
Incoming letter dated December 30, 2016

Dear Mr. Haas:

This is in response to your letter dated December 30, 2016 concerning the shareholder proposal submitted to Great Plains Energy by Paul Rolfe and Cleo Kottwitz. We also have received a letter on the proponents' behalf dated January 20, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Philip Fracica
Renew Missouri
philip@renewmo.org

February 22, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Great Plains Energy Incorporated
Incoming letter dated December 30, 2016

The proposal requests a report analyzing the profit potential for shareholders of Great Plains supplying 25%, 50%, 75% and 100% of the power sold to its customers from renewable energy by 2040.

We are unable to concur in your view that Great Plains may exclude the proposal under rule 14a-8(i)(7). In our view, the proposal transcends ordinary business matters and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate. Accordingly, we do not believe that Great Plains may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Sonia Bednarowski
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

Renew Missouri

January 20th, 2017

<u>VIA EMAIL (shareholderproposals@sec.gov)</u>

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

Re: Great Plains Energy Incorporated – Exclusion of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, I submitted a shareholder proposal (the "Proposal") to Great Plains Energy Incorporated, a Missouri corporation (the "Company" or "GPE"). The Proposal asks that the Company "prepare a report by September 1, 2017, omitting proprietary information, through an independent firm, and at reasonable cost, analyzing the profit potential for shareholders of Great Plains supplying 25%, 50%, 75%, and 100% of the power sold to its customers from Renewable Energy by 2040."

In a letter to the Division dated December 30, 2016 (the "No-Action Request"), the Company stated that it intends to omit the Proposal from its proxy materials to be distributed to shareholders in connection with the Company's proxy statement and form of proxy (collectively, the "2017 Supporting Statement"). The Proposal and supporting statement submitted by Cleo Kottwitz and Paul Rolfe (collectively, the "Proponents") are both to be excluded. The Company argued that is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(7) because the Proposal deals with matters related to the Company's ordinary business operations.

As discussed more fully below, the Proposal represents a significant social policy which does not concern the ordinary business operations of the Company. Accordingly, I respectfully ask that the Company's request for relief be denied.

The Proposal

The Proposal states:

> "[P]repare a report by September 1, 2017, omitting proprietary information, through an independent firm, and at reasonable cost, analyzing the profit potential for shareholders of Great Plains supplying 25%, 50%, 75%, and 100% of the power sold to its customers from Renewable Energy by 2040."

The Company urges that the Proposal is excludable on ordinary business grounds because the Proposal deals with matters related to the Company's ordinary business operations, pursuant to Rule 14a-8(i)(7).

The determinations on which the Company relies, however, do not establish such a sweeping basis for exclusion. Instead, it misinterprets the nature and implications of the Proposal in order to deny shareholders meaningful participation. The burden of proof is on the Company to establish the applicability of the ordinary business exclusion.[1] The Company has not met this burden. In conclusion, its request should be denied.

Analysis

This Proposal asks for a report on the profit potential of transitions to differing percentages of renewable energy by 2040. The Proposal does not recommend the Company implement renewable energy at the levels studied, nor does specify a renewable technology for the study. It is possible that based on the outcome of the study, subsequent actions either by shareholders or by the board itself may lead to such actions. It is also possible that the report will show no action is warranted, or no action is warranted right now. This Proposal is only about preparing a report. Such a report, created by a third party does not represent an imposition on the management, nor does it relate to the ordinary business operations of the Company.

Proposal does not implicate Company's ordinary business operations and therefore should not be excluded.

The Company attempts to portray the Proposal as an imposition into its ordinary business operations. This is untrue. The subject matter of this report represents a radical departure from business as usual for GPE, both in its scope, analyzing profit potential at 25%, 50% 75% and 100% renewables, and in its longevity, since it sets the deadline of 2040. If this were the sort of mundane issue of day to day operations that the rule was meant to exclude, such a report would already exist and this proposal would be unnecessary.

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[1] See Rule 14a-8(g).

The Company relies on the Commission's release following the 1998 amendments to justify its ordinary business exception which contains two considerations.[2] The first is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."[3]

The unique nature of the proposal proves the inapplicability of this standard as an exclusionary measure. The Proposal seeks analysis of the profit potential of differing levels of renewable energy by 2040. While it is true that electric generation involves some degree of long term planning, it would stretch the imagination to claim that a report that looks twenty-three years in the future would interfere with the day to day operations of a company.

The Proposal is not impractical. This proposal simply asks for the preparation of a report. Such a report, especially one drafted by a third party, would not be an impractical request by the shareholders. As seen below, similar reports have been requested and deemed not excludable by the Commission in the past. The reports have been generated, and despite uniform protest, none of the claims of impracticality have translated into any negative consequences.

The second consideration is that the proposal seeks to micro-manage the company by probing too deeply into matters of complex nature upon which shareholders as a group would not be able to make an informed judgement.[4] Here, GPE does not seem to have a very high opinion of its own shareholders, implying that simply deciding whether to request a report would be too complex a task.

GPE goes to great lengths to muddy the waters by explaining the complex nature of electric generation. Such arguments are misplaced because this proposal does not seek to directly change the makeup of GPE's generation fleet, rather it is simply ordering a study. It is unclear if GPE is implying that its shareholders lack the ability to request a study or to later interpret it. If the argument is that shareholders lack the ability to make complex day to day decisions about the generation mix, that argument is misplaced here. There is a difference between shareholders controlling how much coal to combust tomorrow versus analyzing how much to combust twenty years from now. It is true that the report itself may be complex and consider a myriad of factors, however, it is not the shareholders who are being asked to prepare it. A mere recitation of the complexity of the business of electric generation and transmission does not impugn the ability of the shareholders to order a report on it. It would be like saying a consumer is not competent to make an informed purchasing decision on a car because they do not know how to assemble one.

Reports such as this have been determined not-excludable in the past.

In 2015, in Portland General Electric (PGE)[5], shareholders introduced a proposal to have the Portland General Electric Company prepare a plan for how to deal with climate change induced "Mega-Droughts." There PGE sought to exclude the proposal, using many of the same

[2] See Exchange Act Release No. 40018 (May 21, 1998).
[3] *Id.*
[4] *Id.* (citing Exchange Act Release No. 12999 (November 22, 1976)).
[5] See, Portland General Electric No-Action letter, https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2016/arkaylutra021916-14a8.pdf. (Feb. 19 2016).

justifications put forth by the Company, even citing many of the same sources. PGE claimed the requested report related to PGE's choice of technologies, and that it sought an assessment related to PGE's ordinary business operations. There the Division disagreed with PGE stating that shareholders had raised a significant policy issue and it did not seek to micromanage PGE to such a degree that the resolution could be excluded under 14a-8(i)(7).[6]

In Northern States Power Company[7], shareholders requested a report on the economic feasibility of converting the Prairie Island Nuclear Power Plant into a natural gas plant. In that instance, Northern States claimed that the report fit squarely within ordinary business operations of the company and that the resolution did not have broad public policy implications. Its arguments echo the objections raised by Great Plains, in Northern States, the Division disagreed with Northern state's argument, we ask that they reject those same arguments today.[8]

In Florida Progress Corporation, the Division rejected the assertion that a shareholder initiative which requested a report on the safety of a nuclear power plant fell within the ordinary business exception as part of the daily operations of the plant. Here we are also asking for a report but rather than asking about the daily operations of KCP&L's current fleet, rather we ask for a report on the profitability of radical transformation of the way KCP&L does business.[9] A report on one power plant surely is closer to the day to day operations of a company than a report on a change of the whole fleet.

In 2000, shareholders asked Exxon Mobil to pursue a policy to promote renewable energy sources. [10] There, the Division concurred with shareholders that the proposal was not excludable under (c)(7). Nor was it ruled excludable under the "choice of technologies" argument.

The Proposal does not concern a choice of technologies.

The Company portrays the Proposal as "seek[ing] to dictate the type of technologies the Company uses in its operations by encouraging the Company to increase its use of renewable energy sources." While the logistics of dictatorship through encouragement seem dubious, the Company's objection illustrates an important point. This resolution does not mandate action outside of generating the report.

None of the cases the Company relies on to support its choice of technologies argument are similar enough to be relevant. Dominion[11] requested a report on a specific technology (solar), the Proposal has no such specifications. In FirstEnergy[12] shareholders requested a report reducing risk by increasing energy efficiency and renewable resources, there the resolution was focused on current actions, what could be done right now. The Proposal focuses on what can be done in the future. In FLIR[13] the focus was cost reduction, which is not the case here. WPS

---

[6] *Id.*
[7] Northern States Power Company 1997 SEC No-Act. LEXIS 449 (March 13, 1997).
[8] *Id.*
[9] Florida Progress Corporation, 1993 SEC No-Act. LEXIS 87 (Jan. 26, 1993).
[10] Exxon Mobil Corporation, 2000 SEC No-Act. LEXIS 481 (March 23, 2000).
[11] See, e.g., Dominion Resources, Inc. (Feb. 14, 2014).
[12] FirstEnergy Corp. (Mar. 8, 2013).
[13] FLIR Systems, Inc. (Feb. 6, 2013).

Resources' proposal[14] requested the company develop new co-generation facilities and improve energy efficiency. Like FirstEnergy, the focus of that resolution was on the present or immediate future.

Even if the Division agrees that the Proposal relates to choice of technologies, the fact that the proposal is a significant social policy should supersede this. The choice of technology exception is based on the ordinary business exception, of rule 14a-8(i)(7).[15] As illustrated below a proposal that represents a significant social policy can be non-excludable even if it would fall in the ordinary business exception.

The Proposal represents a significant social policy which may not be excluded.

It is well established that proposals that raise significant social policy issues are generally not excludable. GPE has acknowledged this in its letter. While there is no definitive test for what constitute a significant social policy, there are several factors that the Division has used to determine significant social policy exists. One such factor is the presence of widespread debate, "[t]he Division has noted many times that the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue "transcend the day-to-day business matters."[16]

Although the Proposal is framed around profit potential, the Commission has expressed a preference for looking deeper into the underlying subject matter of the proposal.[17] Renewable energy development necessarily implicates other discussions of climate change and pollution. The proposal itself cites, among other things, concerns about climate change and greenhouse gas emissions as part of its rationale. Those issues and others such as the Paris Agreements and the Clean Power Plan are powder kegs of public commentary and debate. Because renewable energy, especially transitioning to 100% renewable energy is the subject of widespread debate, this provides evidence that the Proposal represents a significant social policy.

Even if the proposal relates to ordinary business matters, if it represents a significant social policy it should not be excluded because it transcends day-to-day business matters.

"The fact that a proposal relates to ordinary business matters does not conclusively establish that a company may exclude the proposal from its proxy materials."[18] "As the Commission stated in Exchange Act Release No. 40018, proposals that relate to ordinary business matters but that focus on sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters."[19]

---

[14] WPS Resources Corp. (Feb. 16, 2001).
[15] See, FirstEnergy Corp. (Mar. 8, 2013).
[16] Staff Legal Bulletin 14a, https://www.sec.gov/interps/legal/cfslb14a.htm (July 12, 2002).
[17] Staff Legal Bulletin 14h, https://www.sec.gov/interps/legal/cfslb14h.htm (October 22, 2015)
[18] Staff Legal Bulletin 14a, https://www.sec.gov/interps/legal/cfslb14a.htm (July 12, 2002).
[19] *Id.*

When a proposal raises an issue that raises policy issues so significant as to transcend the day to day issues of the business, it is not excludable under the ordinary business exception.[20] "Thus, a proposal may transcend a company's ordinary business operations even if the significant policy issue relates to the "nitty-gritty of its core business." Therefore, proposals that focus on a significant policy issue transcend a company's ordinary business operations and are not excludable under Rule14a-8(i)(7)."[21] The Proposal at issue here raises significant policy issues relating to renewable energy, global warming and greenhouse gasses. And a study of this gravity, that projects far into the future and could have implications for up to 100% of GPE's electric generation, should qualify as transcending ordinary business operations.

While the Proposal does not call for widespread deployment of renewables, the Proposal represents a necessary precondition for future actions of other shareholders and the board.

Study of the profit potential at differing levels of renewable energy is a necessary precondition to any large transition to renewable energy. Absent such a report, any shareholder initiative to increase renewable deployment would be unfairly handicapped. A corporation has a responsibility to its shareholders to operate profitably. This puts shareholders who wish to eventually transition to 100% renewables in an unwinnable situation. Any initiative for such a radical change which had not been fully studied would be irresponsible. No reasonable shareholder would risk billions of dollars in assets without studying it first.

Exxon illustrates this perspective in its response to the above-mentioned shareholder initiative. Exxon stated that "The proponent further fails to make a showing of proof as to whether any of the alternative sources of energy are economically feasible for a company to pursue. To promote energy sources that could potentially be economically detrimental to the company, without subjecting the decision to rigorous management review and analysis would surely be irresponsible of management. Indeed, such unstudied decisions could end up resulting in corporate waste of assets."[22]

Conclusion

Great Plains Electric is not entitled to rely on the ordinary business exclusion to omit the Proposal. Renewable energy is a significant social policy issue, as demonstrated by press coverage, widespread debate and legal and regulatory initiatives addressing the issue.

We appreciate the opportunity to be of assistance in this matter. If you have any questions or need anything further, please call the undersigned at (816) 752-6630. Additionally, we can be reached at David@renewmo.org and Philip@renewmo.org.

Sincerely,

David Cohen and Philip Fracica Renew Missouri

[20] 4-53 Securities Law Techniques § 53.06 (2016).
[21] 4-53 Securities Law Techniques § 53.06 (2016).
[22] Exxon Mobil Corporation, 2000 SEC No-Act. LEXIS 481 (March 23, 2000).

Enclosures

cc: Heather Humphrey, Great Plains Energy Incorporated
Ellen Fairchild, Great Plains Energy Incorporated
Jaileah X. Huddleston, Great Plains Energy Incorporated
Steven M. Haas, Hunton & Williams LLP

HUNTON & WILLIAMS

HUNTON & WILLIAMS LLP
RIVERFRONT PLAZA, EAST TOWER
951 EAST BYRD STREET
RICHMOND, VIRGINIA 23219-4074

TEL 804 • 788 • 8200
FAX 804 • 788 • 8218

STEVEN M. HAAS
DIRECT DIAL: 804 • 788 • 7217
EMAIL: shaas@hunton.com

December 30, 2016

FILE NO: 79373.000013

VIA EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Great Plains Energy Incorporated – Exclusion of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

This letter is to notify the staff (the "***Staff***") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "***Commission***") that, for the reasons described below, our client, Great Plains Energy Incorporated, a Missouri corporation (the "***Company***"), intends to exclude from its proxy statement and form of proxy (collectively, the "***2017 Proxy Materials***") the enclosed shareholder proposal (the "***Proposal***") and supporting statement (the "***Supporting Statement***") submitted by Cleo Kottwitz and Paul Rolfe (collectively, the "***Proponents***"). We have set forth below the reasons we believe the Proposal may be omitted from the 2017 Proxy Materials pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"). We respectfully request the Staff to confirm that it will not recommend enforcement action to the Commission if the Company omits the Proposal from its 2017 Proxy Materials.

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("***SLB 14D***"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov (in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j)). In accordance with Rule 14a-8(j), we (i) are filing this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission and (ii) are concurrently sending a copy of this correspondence to the Proponents and the Proponents' agent, Renew Missouri.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponents and Renew Missouri that if any of them submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

The Proposal

On November 23, 2016, the Company received a letter from each of the Proponents containing the Proposal for inclusion in the Company's 2017 Proxy Materials. The Proposal requests that the Company "prepare a report by September 1, 2017, omitting proprietary information, through an independent firm, and at reasonable cost, analyzing the profit potential for shareholders of Great Plains supplying 25%, 50%, 75% and 100% of the power sold to its customers from Renewable Energy by 2040." The Proposal, the Supporting Statement and copies of all relevant correspondence between the Company and the Proponents are attached to this letter as Exhibit A.

Basis for Exclusion

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with matters related to the Company's ordinary business operations.

Analysis

The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(7) Because It Deals With Matters Related to the Company's Ordinary Business Operations

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that "deals with a matter relating to the company's ordinary business operations." In the Commission's release accompanying the 1998 amendments to Rule 14a-8, the Commission stated that the general underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *See* Exchange Act Release No. 40018 (May 21, 1998) (the "***1998 Release***"). The Commission in the 1998 Release identified two central considerations that underlie this policy. The first was that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (November 22, 1976)). The Proponents' Proposal both intrudes on matters that are fundamental to management's ability to run the Company on a day-to-day basis and seeks to micro-manage the Company by probing too deeply into the complex issues regarding how the Company determines and manages its mix of energy sources. Finally, the Proposal focuses on potential economic benefits associated with the increase in the Company's use of renewable energy; the Proposal does not focus on a significant social policy issue.

i. *The Proposal May be Excluded Under Rule 14a-8(i)(7) Because It Seeks An Assessment Related to the Company's Ordinary Business Operations*

The Proposal requests a report on the "profit potential" associated with the Company diversifying its energy resources to include specified percentages of renewable energy resources. The Proposal's request for a report (as opposed to a specific action) does not preclude exclusion under Rule 14a-8(i)(7) if the underlying subject matter of the proposal is ordinary business. As indicated in *Staff Legal Bulletin No. 14E* (October 27, 2009) ("***SLB 14E***"), when evaluating shareholder proposals "asking for the preparation of a report, the formation of a committee or the inclusion of disclosure in a Commission-prescribed document," the Staff focuses on "the underlying subject matter of the report, committee or disclosure to determine whether the proposal relates to ordinary business." The report sought by the Proponents goes directly to the Company's day-to-day business operations and its primary business, the generation, distribution and transmission of electric energy. As discussed in detail below, the Staff has consistently concurred in the exclusion of proposals requesting reports regarding these topics on ordinary business grounds.

ii. *The Proposal May be Excluded Under Rule 14a-8(i)(7) Because It Relates to the Company's Choice of Technologies*

Although the Proposal is styled as a request for the Company to assemble a report, it intends to influence the Company's choice of technology and resources used to generate electricity. The Staff has specifically concurred in the exclusion of shareholder proposals requesting reports concerning the choice of electric power production technologies. *See, e.g., Dominion Resources, Inc.* (Feb. 14, 2014) (Staff permitted exclusion of a proposal seeking a report on the "benefits of increased solar generation" under Rule 14a-8(i)(7), because "the proposal concern[ed] the company's choice of technologies for use in its operations"); *FirstEnergy Corp.* (Mar. 8, 2013) (Staff permitted exclusion of a proposal requesting a report on diversifying the company's energy resources to include increased energy efficiency and renewable energy resources, because "proposals that concern a company's choice of technologies for use in its operations are generally excludable under rule 14a-8(i)(7)"); *FLIR Systems, Inc.* (Feb. 6, 2013) (Staff permitted exclusion of a proposal requesting a "report describing the company's short- and long-term strategies on energy use management," because "it focus[ed] primarily on FLIR's strategies for managing its energy expenses"); *WPS Resources Corp.* (Feb. 16, 2001) (Staff permitted exclusion of a proposal requesting that a utility company develop new co-generation facilities and improve energy efficiency because the proposal related to "choice of technologies").

More generally, the Staff has concurred in the exclusion of shareholder proposals relating to the development of products and product lines, including choices of processes and technologies used in the preparation of a company's products, as relating to a company's ordinary business operations. *See, e.g., Applied Digital Solutions, Inc.* (April 25, 2006) (Staff permitted exclusion of a proposal requesting a report on the "harm the continued sale and use of [radio frequency identification] chips could have to the public's privacy, personal safety, and financial security" because it related to the company's ordinary business operations, specifically, product development); *CSX Corp.* (January 24, 2011) (Staff permitted exclusion of a proposal that CSX Corp. develop a kit that would allow it to convert the majority of its locomotive fleet to a more efficient system as relating to the company's ordinary business, noting that "[p]roposals that concern a company's choice of technologies for use in its operations are generally excludable under rule 14a-8(i)(7)").

Here, the Proposal seeks to dictate the type of technologies the Company uses in its operations by encouraging the Company to increase its use of renewable energy sources. Technology-related choices cannot "as a practical matter, be subject to direct shareholder oversight." *See* the 1998 Release. Such decisions are fundamental to management's ability to run the Company on a day-to-day basis. Thus, consistent with the 1998 Release and the precedent noted above, the Proposal is excludable under Rule 14a-8(i)(7).

iii. *The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Seeks to Impermissibly Micro-Manage the Company's Business*

The Proposal may be excluded pursuant to Rule 14a-8(i)(7) as relating to the Company's ordinary business operations. It attempts to micro-manage the Company's business by requesting a report concerning changes to the Company's energy portfolio by altering the mix of energy sources and technologies the Company uses in its core business. The focus of the Proposal – determining the mix of energy sources available to the Company for use in its core business of generating, distributing and transmitting electricity, and evaluating the potential profitability of using other available technologies – constitutes a central and routine aspect of managing the Company's operations as a provider of electric utility services. The Proposal implicates exactly the type of business operations the 1998 Release indicated are both impractical and too complex to subject to shareholder oversight; therefore, the Proposal is an improper subject for shareholder consideration under Rule 14a-8(i)(7).

The generation of electricity is a complex process that requires, among other items, the assessment of operational, technical, financial, legal and organizational factors. Assessing the potential financial profitability associated with the generation of electricity is an intricate process that takes into account a number of factors, including supply, customer demand, fix costs, related commodity prices, governmental rules and regulations and the benefits and drawbacks associated with the various energy-producing technologies available to the Company. One of the ways in which the Company conducts this business is by determining the resources it will use to generate electricity. Decisions related to the mix of resources used to generate electricity are fundamental to management's ability to run the Company on a day-to-day basis, and shareholders are not in a position to make an informed judgment on such highly technical matters. The Proposal calls for the micro-management of this central aspect of the Company's ordinary business operations. The decision regarding which sources best suit the Company in generating the electricity it sells and distributes can be made only after a thorough examination of a multitude of factors and not simply the "profit potential" as set forth in the Proposal. *See* the 1998 Release.

The nature of the Company's business is to generate, distribute and transmit electricity. For the reasons stated above, it is the Company's belief that any future decisions to alter the mix of technologies used to generate such electricity are the fundamental responsibility of management and are not matters appropriate for shareholder oversight.

iv. The Proposal Does Not Focus On a Significant Social Policy Issue

The Commission has recognized that "proposals relating to [ordinary business] matters but focusing on sufficiently significant social policy issues … generally would not be considered to be excludable." *See* the 1998 Release. While the Staff has found some environmental proposals to focus on significant policy issues, the mere fact that a proposal touches upon a significant policy issue does not mean that it focuses on such an issue. Rather, if a proposal does not focus on a significant policy issue, or if it focuses on matters of ordinary business in addition to a significant policy issue, the Staff has consistently permitted exclusion. *See, e.g., TJX Companies, Inc.* (Mar. 8, 2016) (Staff permitted exclusion of a proposal requesting company-wide quantitative targets to increase renewable energy sourcing and production under Rule 14a-8(i)(7) because "the proposal focuses primarily on matters relating to TJX's ordinary business operations"); *Exxon Mobil Corporation* (Mar. 6, 2012) (Staff permitted exclusion of a proposal seeking a report discussing short and long term risks posed by the environmental, social and economic challenges associated with oil sands under Rule 14a-8(i)(7), specifically noting "the proposal addresses the 'economic challenges' associated with oil sands and does not … focus on a significant policy issue"); *Dominion Resources, Inc.* (Feb. 3, 2011) (Staff permitted exclusion of a proposal requesting a new renewable power generation program under Rule 14a-8(i)(7) even though it touched on the significant policy issue of environmental protection because the underlying action requested implicated the company's products and services, a matter of ordinary business); *Marriot International, Inc.* (Mar. 17, 2010) (Staff permitted exclusion of a proposal relating to global warming that sought to micro-manage the company under Rule 14a-8(i)(7), noting that that the proposal would "require the company to test specific technologies that may be used to reduce energy consumption"); *Newmont Mining Corp.* (Feb. 4, 2004) (Staff permitted exclusion of a proposal requesting that the board of directors publish a comprehensive report on the risk to the company's operations, profitability and reputation from its social and environmental liabilities under Rule 14a-8(i)(7)).

The focus of the Proposal is economic benefit, not a significant policy issue. The Proposal clearly states that the requested report must analyze "the profit potential" related to increasing the use of renewable energy sources. Likewise, the Supporting Statement focuses on the economic risks of not increasing renewable energy sources and the potential benefits related to such an increase. Specifically, the Supporting Statement notes, among others, the following economic factors in favor of the Proposal:

- "The future financial stability of Great Plains depends upon it being prepared to adapt to changing national energy trends and the specific renewable energy needs of its customers and investors. (Opinion)";
- "Deutsche Bank predicts total solar photovoltaic (PV) power *costs* will reach parity with *average electricity prices* (grid parity) in 36 U.S. states as soon as 2017" (emphasis added);

- "Other *profitable* utilities have announced strong commitments to sifting [sic] to renewable energy" (emphasis added);

- "*Divestments from financial investments* in fossil fuel companies' shares has become a concern for corporations, faith-based groups, foundations, governmental organizations, and university endowment funds across the world, leading to *roughly $3.4 trillion in divestments* so far" (emphasis added); and

- "The divestment movement both nationally and abroad not only calls for *divestment* from fossil fuel companies, but *investment* in publicly-traded companies working on deployment of renewable technologies" (emphasis added).

None of the ten bullet point factors listed in the Supporting Statement focus primarily on global warming, environmental protection, climate change or another significant social policy issue. Instead, each of the ten factors focuses on the economic and financial impact related to the Company's potential increase in the use of renewable energy technologies.

Given the request for a report on "the profit potential" related to increased use of renewable energy technologies and the focus of the Supporting Statement on financial considerations, it is clear that the Proposal concerns an ordinary business matter rather than focusing on a significant policy issue.

Conclusion

For the reasons stated above, we believe that the Proposal may be omitted from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(7). Accordingly, we respectfully request the Staff to confirm that it will not recommend enforcement action if the Company omits the Proposal from its 2017 Proxy Materials.

If you have any questions, require further information or would like to discuss this matter, please call the undersigned at (804) 788-7217. Additionally, my email address is shaas@hunton.com.

Thank you for your consideration of this request.

Sincerely,

Steven M. Haas

Enclosures

cc: Heather Humphrey, Great Plains Energy Incorporated
Ellen Fairchild, Great Plains Energy Incorporated
Jaileah X. Huddleston, Great Plains Energy Incorporated
Philip Fracica, Renew Missouri
Cleo Kottwitz (c/o Philip Fracica, Renew Missouri)
Paul Rolfe (c/o Philip Fracica, Renew Missouri)

EXHIBIT A

Pages 9 through 11 redacted for the following reasons:
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FISMA & OMB MEMORANDUM M-07-16

Shareholder Resolution
Great Plains Energy
Request: Profit Potential of Renewables Resolution

WHEREAS:

- The future financial stability of Great Plains depends upon it being prepared to adapt to changing national energy trends and the specific renewable energy needs of its customers and investors. (Opinion)
- In May 2014, Barclays downgraded bonds for the entire U.S. electric utility sector due to risk of rapidly improving solar power and energy storage technologies. (Barclays)[1]
- In a recent analysis, Deutsche Bank predicts total solar photovoltaic (PV) power costs will reach parity with average electricity prices (grid parity) in 36 U.S. states as soon as 2017. (Deutsche Bank)[2]
- 43 percent of Fortune 500 and 60 percent of Fortune 100 companies have set renewable energy, energy efficiency, and/or greenhouse gas reduction targets. (CERES)[3]
- The country's 25 largest corporate solar buyers, including Walmart, Kohl's, Apple, IKEA, and Costco, have deployed over 445 MW of solar. (CERES)[4]
- 94 percent of electric power industry representatives surveyed by Pricewaterhouse-Coopers expect that the electric utility business model will be either completely transformed or significantly changed between today (2013) and 2030. (Pricewaterhouse-Coopers)[5]
- A November 2014 Moody's report indicated that "a proactive regulatory response to distributed generation is credit positive as it gives utilities improved rate designs and helps in the long-term planning for their infrastructure." (Moody's)[6]
- The U.S. EPA recently released its final Clean Power Plan that will require states to achieve 32% GHG reductions on average nationwide (from 2005 levels), listing renewable energy and energy efficiency as a key pillars of the plan. (EPA, CPP)
  Other profitable utilities have announced strong commitments to sifting to renewable energy, including MidAmerican Energy's commitment to 100% renewable energy supplied by wind power. (MidAmerican Energy News)[7]
- Divestment from financial investments in fossil fuel companies' shares has become a concern for corporations, faith-based groups, foundations, government organizations, and university endowment funds across the world, leading to 612 institutions divesting their investment portfolios from funds connected with fossil fuel companies totaling roughly $3.4 trillion in divestment so far. (Go Fossil Free) [8]
- The divestment movement both nationally and abroad not only calls for divestment from fossil fuel companies, but investment in publicly-traded companies working on deployment of renewable technologies and other solutions to climate change. (Divest Invest)[9]

THEREFORE BE IT RESOLVED:
Shareholders request Great Plains prepare a report by September 01 2017, omitting proprietary information, through an independent firm, and at a reasonable cost, analyzing the profit potential for shareholders of Great Plains supplying 25%, 50%, 75%, and 100% of the power sold to its customers from Renewable Energy by 2040.

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[1] http://www.businessinsider.com/barclays-downgrades-utilities-on-solar-threat-2014-5
[2] https://www.db.com/cr/en/concrete-deutsche-bank-report-solar-grid-parity-in-a-low-oil-price-era.htm
[3] https://www.ceres.org/resources/reports/power-forward-2.0-how-american-companies-are-setting-clean-energy-targets-and-capturing-greater-business-value
[4] https://www.ceres.org/resources/reports/power-forward-2.0-how-american-companies-are-setting-clean-energy-targets-and-capturing-greater-business-value
[5] https://www.pwc.com/ua/en/industry/energy-and-utilities/assets/pwc-global-survey-new.pdf
[6] http://www.platts.com/latest-news/electric-power/washington/electric-utility-death-spiral-in-us-is-premature-21516803
[7] https://www.midamericanenergy.com/news-article.aspx?story=777
[8] http://gofossilfree.org/commitments/
[9] http://divestinvest.org/

SHAREHOLDER LETTERHEAD

November 24, 2016

Ellen Fairchild
Vice President, Corporate Secretary and Chief Compliance Officer
Great Plains Energy Incorporated
1200 Main St
Kansas City, Missouri 64141

Dear Ms. Fairchild,

I am a shareholder of Great Plains Energy and have held over $2,000 of Great Plains Energy stock continuously for over one year. I intend to continue to hold this stock until after the upcoming Annual Meeting.

I hereby notify Great Plains Energy of my intention to co-file the enclosed shareholder resolution and am submitting the enclosed shareholder proposal for inclusion in the 2016 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. I am co-filing this resolution with Paul Rolfe which is lead filer of this resolution and is authorized to act on our behalf in the negotiation, including withdrawal of this resolution.

A representative of the lead filer will attend the stockholders' meeting to move the resolution as required. We hope a dialogue with the company can result in resolution of our concerns.

Sincerely,

Cleo Kottwitz
Shareholder title, if applicable
Shareholder organization, if applicable

Enclosures

November 24, 2014

Philip Fracica, Policy Organizer
Renew Missouri
1200 Rogers St. Suite B.
Columbia, MO 65201

Re: Authorization to File Shareholder Resolution

Dear Philip Fracica,

As of November 21, 2016, I authorize Renew Missouri to file or cofile a shareholder resolution on my behalf with Great Plains Energy Incorporated (Great Plains Energy), and that it be included in the 2016 proxy statement, in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

I have continuously owned over $2,000 worth of Great Plains Energy stock, with voting rights, for over a year. I intend to hold the stock through the date of the company's annual meeting in 2016.

I give Renew Missouri the authority to deal on my behalf with any and all aspects of the shareholder resolution. I understand that the company may send me information about this resolution, and that the media may mention my name related to the resolution; I will alert Renew Missouri in either case. I confirm that my name may appear on the company's proxy statement as the filer of the aforementioned resolution.

Sincerely,

Cleo Kottwitz

Pages 15 through 16 redacted for the following reasons:
- -
FISMA & OMB MEMORANDUM M-07-16

SHAREHOLDER LETTERHEAD

November 24, 2016

Ellen Fairchild
Vice President, Corporate Secretary and Chief Compliance Officer
Great Plains Energy Incorporated
1200 Main St
Kansas City, Missouri 64141

Dear Ms. Fairchild,

I am a shareholder of Great Plains Energy and have held over $2,000 of Great Plains Energy stock continuously for over one year. I intend to continue to hold this stock until after the upcoming Annual Meeting.

I hereby notify Great Plains Energy of my intention to co-file the enclosed shareholder resolution and am submitting the enclosed shareholder proposal for inclusion in the 2016 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. I am co-filing this resolution with Renew Missouri which is lead filer of this resolution and is authorized to act on our behalf in the negotiation, including withdrawal of this resolution.

A representative of the lead filer will attend the stockholders' meeting to move the resolution as required. We hope a dialogue with the company can result in resolution of our concerns.

Sincerely,

Paul Rolfe

Enclosures

November 24, 2014

Philip Fracica, Policy Organizer
Renew Missouri
1200 Rogers St. Suite B.
Columbia, MO 65201

Re: Authorization to File Shareholder Resolution

Dear Philip Fracica,

As of November 21, 2016, I authorize Renew Missouri to file or cofile a shareholder resolution on my behalf with Great Plains Energy Incorporated (Great Plains Energy), and that it be included in the 2016 proxy statement, in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

I have continuously owned over $2,000 worth of Great Plains Energy stock, with voting rights, for over a year. I intend to hold the stock through the date of the company's annual meeting in 2016.

I give Renew Missouri the authority to deal on my behalf with any and all aspects of the shareholder resolution. I understand that the company may send me information about this resolution, and that the media may mention my name related to the resolution; I will alert Renew Missouri in either case. I confirm that my name may appear on the company's proxy statement as the filer of the aforementioned resolution.

Sincerely,

Paul Rolfe

Pages 19 through 22 redacted for the following reasons:
- -
FISMA & OMB MEMORANDUM M-07-16

GREAT PLAINS ENERGY

By Certified Mail

December 6, 2016

Paul Rolfe
c/o Renew Missouri
Philip Francica, Policy Organization
1200 Rogers St. Suite B
Columbia, MO 65201

RE: Great Plains Energy Incorporated – Shareholder Proposal

Dear Mr. Rolfe:

This letter officially acknowledges receipt by Great Plains Energy Incorporated (the "Company") on November 23, 2016 of your letter. Included with your letter was a shareholder proposal (the "Proposal") intended for inclusion in the Company's proxy statement for its annual meeting of shareholders to be held in 2017. Your letter also affirmatively authorized Renew Missouri to act on your behalf.

Please be advised that your letter to the Company contains certain procedural deficiencies, which Securities and Exchange Commission (the "SEC") regulations require us to bring to your attention. The SEC rules relating to shareholder proposals require that proponents meet certain eligibility and procedural requirements to submit a proposal for inclusion in the Company's proxy statement. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), states (i) each shareholder proponent must provide a written statement of his or her intent to continue to own the required number of shares through the date of the annual meeting, and (ii) each shareholder proponent must show proof that he or she has continuously held at least $2,000 in market value, or 1%, of a company's securities entitled to be voted on the proposal at the meeting for at least one year by the date he or she submitted the proposal.

The Company's share records do not indicate that you are a registered holder of sufficient shares to satisfy the continuous ownership requirement. In addition, to date the Company has not received adequate proof from you satisfying Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company. Your letter included two Scottrade account statements – one related to October 2015 and one related to October 2016. These account statements do not satisfy the requirements of Rule 14a-8(b)(ii). Specifically, they do not demonstrate proof of continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted.

To remedy this defect, you must obtain a proof of ownership letter verifying your continuous ownership of the required number of Company shares for the one-year period preceding and including the date the Proposal was submitted to the Company (November 23, 2016). As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

1. a written statement from the "record" holder of your securities (usually a broker or a bank) verifying that you have continuously held the requisite number of Company securities for the one-year period preceding and including the date the Proposal was submitted (November 23, 2016); or

2. if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you have continuously held the requisite number of Company shares for the one-year period.

If you intend to demonstrate share ownership by submitting a written statement from the "record" holder of your shares as set forth in paragraph 1 above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as "record" holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which their securities are held. If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that you have continuously held the required amount of securities of the Company for the one-year period preceding and including the date the Proposal was submitted (November 23, 2016). If your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that you have continuously held the required amount of securities of the Company for the one-year period preceding and including the date the Proposal was submitted (November 23, 2016). You should be able to find out the identity of the DTC participant by asking your broker or bank. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you will need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date the Proposal was submitted (November 23, 2016), the required amount of securities of the Company were continuously held: (i) one from your broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

You must remedy the foregoing defect by providing proof of continuous ownership of the Company's shares for the one-year period preceding and including the date the Proposal was submitted (November 23, 2016) in one of the two manners described above (a written statement from the "record" holder of the shares or a copy of filings made with the SEC).

For the Proposal to be eligible for inclusion in the proxy statement for the Company's 2017 annual meeting or for you to be included as a proponent, a response to this letter correcting the identified procedural deficiencies must be transmitted electronically or postmarked no later than 14 calendar days from the date you receive this letter.

Once the Company receives your response, the Company will be in a position to determine whether the Proposal is eligible for inclusion in the proxy statement for the Company's 2017 annual meeting. The

Company reserves the right to submit a no-action request to the Staff of the SEC, as appropriate, with respect to the Proposal.

Please note the Company is sending this letter to you care of Renew Missouri, because the Company was not provided with nor does it otherwise have your mailing address or contact information. The Company is relying on Renew Missouri to promptly forward this letter on to you. Please provide the Company evidence of your receipt of this letter.

Please send your response to me either by regular mail at the Company's mail address shown at the top of this letter or by e-mail (ellen.fairchild@kcpl.com). To avoid any errors or misunderstandings, I suggest that you use a form of mail that provides proof of delivery. Finally, for your reference, I have enclosed a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Very truly yours,

Ellen E. Fairchild

Ellen E. Fairchild, Vice President,
Chief Compliance Officer and
Corporate Secretary

Enclosures

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least \$2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

        ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q, or in shareholder reports of investment companies under Rule 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the

company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

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2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

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3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

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10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

    i. The proposal;

    ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

    iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

    i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

    ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.